Filed by Salix Pharmaceuticals, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Inkine Pharmaceutical Company, Inc.

Commission File No.: 000-24972

[THE FOLLOWING IS THE SLIDE SHOW PRESENTATION FOR THE BANC OF AMERICA

CONFERENCE BY SALIX PHARMACEUTICALS, LTD. ON JULY 28, 2005]

[Slides here]

Salix Pharmaceuticals, Ltd.

The Gastroenterology Company

In connection with the merger between Salix and InKine, on July 18, 2005 Salix filed with the SEC a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF SALIX AND INKINE ARE URGED TO READ THE DEFINITVE JOINT PROXY STATEMENT / PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SALIX, INKINE AND THE MERGER. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Salix or InKine with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Salix by directing a request to: Salix Pharmaceuticals, Ltd., 1700 Perimeter Park Drive, Morrisville, North Carolina 27560, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by InKine by contacting InKine Pharmaceutical Company, Inc., 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422, Attn: Investor Relations.

Salix, InKine and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Salix and InKine in favor of the merger. Information about the executive officers and directors of Salix and their ownership of Salix common stock is set forth in the proxy statement for Salix’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. Information about the executive officers and directors of InKine and their ownership of InKine common stock is set forth in the proxy statement for InKine’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests of Salix, InKine and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

FORWARD LOOKING STATEMENT

Statements presented in this overview which are not historical facts are forward looking statements that involve risks and uncertainties that could cause actual results to differ from projected results.

Factors that could cause actual results to differ materially include the risks of clinical trials and regulatory review, our dependence on balsalazide and rifaximin and their market acceptance, and the need to acquire new products and integrate acquisitions. These and other relevant risks are detailed in the Company’s Securities and Exchange Commission filings.

Salix Pharmaceuticals, Ltd.

MISSION STATEMENT

Salix Pharmaceuticals is dedicated to being the leading specialty pharmaceutical company providing products to gastroenterologists and their patients

Salix Pharmaceuticals, Ltd.

STRATEGY

Maximize shareholder value:

In-license selective late-stage/marketed product candidates

U.S. gastroenterology focus

Reduce risk and capital commitment

Complete development and secure FDA approval

Sell products through specialty sales force

Establish franchise with U.S. gastroenterologists

Sell products that serve unmet needs

Salix Pharmaceuticals, Ltd.

COMBINED PIPELINE

Product

Indication

2004

Sales

Preclinical

Phase I

Phase 2

Phase 3

NDA

Marketed

COLAZAL

Ulcerative Colitis

$85.4

VISICOL

Colon Cleansing prior to colonoscopy

20.5

XIFAXAN

Antibiotic

for travelers’ diarrhea

9.8

ANUSOL / PROCTOCORT

Itching / Inflammation

4.6

AZASAN

Rheumatoid Arthritis, UC, Crohn’s

2.0

IB-STAT

Irritable Bowel Syndrome

0.2

INKP-102

Colon Cleansing prior to colonoscopy

--

GRANULATED MESALAMINE

Ulcerative Colitis

--

XIFAXAN

--

TD Prevention

--

XIFAXAN

C. Difficile

--

XIFAXAN

Hepatic Encephatopathy

--

XIFAXAN

IBS

--

COLAZAL TABLETS

Ulcerative Colitis

--

VISICOL/INKP-102

Constipation

--

COLAZAL

Pediatric Program

--

IN PROGRESS

XIF AXAN

Pediatric Program

--

IN PROGRESS

Salix Pharmaceuticals, Ltd.

The Gastroenterology Company

Providing products to gastroenterologists and their patients

A. Asher Kornbluth, MD

Associate Clinical Professor of Medicine

Mount Sinai School of Medicine

Rifaximin (XIFAXAN™)

Virtually non-absorbable semisynthetic antibiotic

Related to Rifamycin

Resistance not plasmid-mediated but a chromosomal one-step alteration in the DNA-dependent RNA polymerase

Rifamycin

Rifaximin

Antimicrobial spectrum includes

Most gram-positive and gram-negative bacteria

Both aerobes and anaerobes

Rifaximin (XIFAXAN™) Profile

Nonabsorbed (<0.4%)

Broad-spectrum antibacterial activity

Tolerability profile comparable to placebo

No known drug interactions

No clinically relevant bacterial resistance observed

Fecal levels achieved during rifaximin therapy exceed the MIC90 by 250 times

Published Therapeutic Uses

Pouchitis

Prophylaxis for

GI surgery

Small bowel overgrowth

Travelers’ diarrhea

Therapy and prophylaxis

Ulcerative colitis

Clostridium difficile- associated diarrhea

Crohn’s disease

Diverticular disease

Hepatic encephalopathy

Helicobacter pylori eradication

Infectious diarrhea

Irritable bowel syndrome

Adults

Elderly

Pediatric

Availability

18 years of use outside the United States

Approved in 18 countries worldwide

Over 500 million tablets distributed

Approved in the United States in May 2004

More than 2500 patients assessed in United States clinical studies

U.S. Indication

XIFAXAN tablets are indicated for the treatment of patients (>12 years of age) with travelers’ diarrhea caused by noninvasive strains of Escherichia coli

Dosage: 200mg TID for 3 days

Ongoing Clinical Activities

Travelers’ diarrhea therapy

Travelers’ diarrhea prophylaxis

Pediatric Infectious Diarrhea

Hepatic encephalopathy

Crohn’s disease

Pouchitis

Clostridium difficile- associated diarrhea

Irritable bowel syndrome

Food/waterborne bioterrorism

Rationale for XIFAXAN in Active Crohn’s Disease

CD is a chronic inflammatory disorder

Growing evidence that normal enteric bacteria may contribute to chronic pathologic inflammatory responses

Randomized controlled trials have demonstrated that antibiotics have a beneficial effect on CD

XIFAXAN may be effective for CD

Shafran I, et al. Am J Gastroenterol. 2003;98(9 suppl):S250.

XIFAXAN in Active Crohn’s Disease

Preliminary open-label study

29 patients

Symptoms for at least 3 months before screening

CDAI score >220 and <400

XIFAXAN given at a dose of 200 mg TID for 16 weeks

Primary endpoint

Mean change in CDAI score from baseline to month 4

Secondary endpoint

Percentage of patients with reduction CDAI score of at least 70 points from baseline

Percentage of patient achieving remission, defined as CDAI score of less than 150

Shafran I, et al. Am J Gastroenterol. 2003;98(9 suppl):S250.

Improvement in CDAI Score and Remission Rates

100

82%

82%

80

78%

59%

59%

56%

60

56%

% of Patients

41%

40

20

0

Month 3

Month 2

Month 1

Month 4

Shafran I, et al. Am J Gastroenterol. 2003;98(9 suppl):S250.

XIFAXAN Safety & Efficacy in Mild — Moderate Crohn’s Disease

30 patients with mild — moderate disease

Despite standard therapies

5-ASA

Budesonide

Antibiotics: metronidazole; ciprofloxacin

Prednisone

6-MP

XIFAXAN dose:

400 mg BID in 20 patients

200 mg TID in 10 patients

Mean age = 42 (15-69)

Mean duration of disease = 19 years

Kornbluth A. Abstract W1029. DDW 2005.

Clinical Improvement with XIFAXAN

70%

67%

63%

60%

50%

47%

% Improvement

40%

30%

20%

10%

0%

Ileocolitis

Ileitis

Colitis

Kornbluth A. Abstract W1029. DDW 2005.

Results

Mean time to onset of efficacy 2.4 weeks (range 1-9 weeks)

All 16 patients with clinical response chose to continue XIFAXAN

Steroid Sparing:

3 of 6 patients on baseline prednisone reduced their dose by a mean of 50%

3 of 7 patients on baseline budesonide reduced their dose by 44%

Benefit most pronounced in patients with colonic involvement

Kornbluth A. Abstract W1029. DDW 2005.

XIFAXAN in Moderate - Severe

Refractory Crohn’s

Preliminary open-label study

8 patients

Refractory to conventional therapy

Mean age: 43.8

Mean Harvey Bradshaw Index: 10.9

XIFAXAN given at a dose of 400 mg BID for at least 10 days

Treatment ranged from 10 days to 5 months

Primary endpoint

Change in disease activity measured by Harvey Bradshaw Index

Bosworth B, et al. Abstract W1013. DDW 2005.

Significant Decrease in Harvey Bradshaw

Index with XIFAXAN

Harvey Bradshaw Index

18

16

14

12

10

8

6

4

2

0

Pre-Rifaximin

Post-Rifaximin

Mean improvement of 63.1%

Median time to response 7 days

Duration of therapy 31 days (median)

Bosworth B, et al. Abstract W1013. DDW 2005.

XIFAXAN Efficacy in Small Bowel

Bacterial Overgrowth (SBBO)

N= 14

SBBO documented with a positive lactulose breath test

XIFAXAN 400 mg po BID x 14 days

Pts were evaluated and assessed for

Response (None, < 50%, >50%, Complete Remission)

Time to onset of efficacy

AEs

Response to prior meds

Previous antibiotics w/in 6 mos:

7 patients – Cipro/Flagyl

3 patients – Cipro

2 patients – Flagyl

2 patients - doxycyline

Patient Characteristics: Mean age 49 yrs; 57% female

Baidoo L, et al. Abstract W1732. DDW 2005

Clinical Response with XIFAXAN

100%

93% (13 of 14) Response

Mean Time to Onset of Response - 4 days (range: 1-16 days)

Complete Response 10 days (range: 3-21 days).

92% (12 of 13) Complete Remission

8% reported > 50% response

92%

n=13*

90%

80%

70%

60%

50%

40%

30%

20%

8%

0%

10%

Complete Remission

> 50% response

Baidoo L, et al. Abstract W1732. DDW 2005

*Responders only

Results

Mean bowel frequency decreased from 9 to 2 / day

All pts (13/13) reported decreased fecal urgency and complete resolution of abdominal pain

No AEs occurred in any pts

Underlying diagnoses were: CD (n=10; 1 did not respond), Scleroderma (n=2), Mixed Connective Tissue Disorder (n=2)

Baidoo L, et al. Abstract W1732. DDW 2005

XIFAXAN Efficacy in Pouchitis

N= 10

Prospectively evaluated based on classic symptoms of pouchitis

All pts had current (n=6) or recent (n=4) endoscopies of pouch consistent w/pouchitis

XIFAXAN 400 mg po BID x 14 days

Pts were evaluated and assessed for: Response (None, < 50%, >50%, Complete Remission); Time to onset of efficacy; AEs; Response to prior medications

Previous antibiotics w/in 6 mos:

5 patients – Cipro/Flagyl

3 patients – Cipro

1 patients – Flagyl

1 patients – Levofloxacin/Flagyl

Patient Characteristics: Mean age 42 yrs; 50% were female

Baidoo L, et al. Abstract M1975. DDW 2005

Clinical Response with XIFAXAN

90% (9 of 10) Response

Mean Time to Onset of Response - 3 days (range: 1-7 days)

Complete Response - 7 days (range: 2-12 days).

89% (8 of 9) Complete Remission

11% reported > 50% response

100%

n=9*

89%

90%

80%

70%

60%

50%

40%

30%

11%

20%

10%

0%

> 50% response

Complete Remission

Baidoo L, et al. Abstract M1975. DDW 2005

*Responders only

Results

The mean bowel frequency decreased from 14 to 5/day

All pts also reported decreased fecal urgency and complete resolution of abdominal pain

No AEs were noted in any pts

3 pts who had remission had been refractory to ciprofloxacin 500 mg po BID

Baidoo L, et al. Abstract M1975. DDW 2005

Conclusions

XIFAXAN may have a therapeutic role in:

Active Crohn’s disease

Maintenance of remission

Prevention of postsurgical relapse

SBBO and IBS

Pouchitis

Clostridium difficile associated colitis

Carroll B. Leevy, MD

Associate Professor of Medicine and Associate Director for Clinical Affairs

New Jersey Medical School Liver Center and Sammy Davis, Jr. National Liver Institute

Treatment of Hepatic Encephalopathy: The Role of Antibiotics and XIFAXAN™

Overview of Hepatic Encephalopathy (HE)

Encompasses a wide spectrum of reversible neuropsychiatric abnormalities

Characterized by:

Disturbances in consciousness

Changes in personality and intellectual capacity

High blood ammonia (NH3) levels

Altered neuromuscular activity

Electroencephalogram (EEG) abnormalities

Abou-Assi S, et al. Postgrad Med. 2001;109:52-70.

Mas A, et al. J Hepatol. 2003;38:51-58.

Potential Impact of HE

Estimated prevalence of chronic liver disease and cirrhosis in the U.S. is 5.5 million cases

Most common causes are hepatitis B, hepatitis C, and alcoholism

~20%-60% of patients with liver disease experience minimal HE

~10%-50% of patients with portocaval shunts may experience an episode of overt HE

American Gastroenterology Association. The Burden of Gastrointestinal Diseases. 2001.

Amodio P, et al. J Hepatol. 2001;35:37-45.

Romero-Gomez M, et al. Am J Gastroenterol. 2001;96:2718-2723.

Papatheodoridis GV, et al. Hepatology. 1999;30:612-622.

Nolte W, et al. Hepatology. 1998;28:1215-1225.

Das A, et al. J Gastroenterol Hepatol. 2001;16:531-535.

Hartmann IJ, et al. Am J Gastroenterol. 2000;95:2029-2034.

Kircheis G, et al. Hepatology. 2002;35:357-366.

Potential Impact of HE (cont.)

True incidence and prevalence of HE is difficult to establish

In 2002, there were over 50,000 hospitalizations attributed to HE

In 2004, there were 197,000 doctor visits for HE

Prognosis after developing overt HE is poor

1-year survival estimated at 42%

3-year survival estimated at 23%

Lewis M, Howdle PD. QJM. 2003;96:623-633.

HCUPnet, Healthcare Cost and Utilization Project. Agency for Healthcare Research and Quality, 2004

Verispan, 2004

Bustamante J, et al. J Hepatol. 1999;30:890-895.

Properties of an Antibiotic

Useful for HE

Provides broad spectrum coverage against both aerobic and anaerobic bacteria

Effectively controls neuropsychiatric signs and symptoms

Is extremely well tolerated and safe in the target population, which is characterized by compromised gastrointestinal, biliary, and brain function

Published Studies of XIFAXAN

in HE

Open label (3)

Dose finding (1)

Comparative, randomized, controlled trials (12)

XIFAXAN vs lactulose (4)

XIFAXAN vs lactitol (1)

XIFAXAN vs paromomycin (3)

XIFAXAN vs neomycin (4)

Placebo-controlled trial (1)

Rifaximin vs Lactitol:

Patients With Grades I–III HE

Randomized, double-blind study of 103 patients:

30% grade I

49% grade II

21% grade III

Treatment groups:

Rifaximin 400 mg TID (n=50)

Lactitol 20 g TID (n=53)

Treatment period: 5 to 10 days

Evaluation based on changes in PSE index at end of study

Mas A, et al. J Hepatol. 2003;38:51-58.

Rifaximin vs Lactitol:

Patients With Grades I–III HE (cont’d)

Changes in HE and PSE Index

Rifaximin

1200 mg/d

(n=50)

Lactitol

60 g/d

(n=53)

Entry

End

Entry

End

P Value*

Blood Ammonia (g/dL)

121

70

124

109

0.008

Mean PSE index

0.61

0.14

0.55

0.21

0.010

Mean improvement in HE (%)

70.0

61.5

0.008

* Two-tailed P value for rifaximin vs lactitol end treatment

NCT A = number connection test type A

Mas A, et al. J Hepatol. 2003;38:51-58.

XIFAXAN vs Lactulose:

Randomized, Double-Blind Study

40 cirrhotic patients with grades I to III HE

Treatment groups:

XIFAXAN 1200 mg/day (n = 20)

Lactulose 60 g/day (n = 20)

Treatment period: 15 days

Evaluations included blood ammonia, mental state, asterixis, EEG abnormalities, HE score

Massa P, et al. Eur J Clin Res. 1993(4):7-18.

XIFAXAN vs Lactulose:

Randomized, Double-Blind Study, Results

XIFAXAN significantly (p< 0.05 vs lactulose)

improved:

Blood ammonia levels on days 6 and 9

Mental state on day 12

Asterixis on day 6

EEG on days 6 and 9

HE score on days 6 and 15

Massa P, et al. Eur J Clin Res. 1993(4):7-18.

XIFAXAN vs Lactulose:

Randomized, Double-Blind Study, Results

XIFAXAN: no drug-related side effects reported

Lactulose

Nausea (n = 5)

Anorexia (n = 7)

Flatulence + diarrhea (n = 13)

Cramps (n = 3)

Massa P, et al. Eur J Clin Res. 1993(4):7-18.

XIFAXAN vs Neomycin:

Randomized, Double-Blind Study

30 cirrhotic patients with grade I to III HE

Treatment groups:

XIFAXAN 1200 mg/day (n = 15)

Neomycin 3 g/day (n = 15)

Treatment period: 21 days

Primary endpoint: venous blood ammonia level

Secondary endpoints: EEG grade, number-connection test time, asterixis score

Pedretti, G et al. Ital J Gastroenterol. 1991;23:175-178.

XIFAXAN vs Neomycin: Randomized, Double-Blind Study, Results



Number Connection Test
Seconds
250
200
150
100
50
0
XIFAXAN
Neomycin
134.5
137.6
*
†
84.6
95.8
Day 0
Day 21



Blood NH_3
µmol/L
250
200
150
100
50
0
XIFAXAN
Neomycin
‡p<0.005
181.2
205.6
*
*
78.6
118.2
Day 0
Day 21

* $p<0.001$, posttreatment vs baseline levels

† $p<0.025$, posttreatment vs baseline levels

‡ $p<0.005$, XIFAXAN posttreatment vs neomycin posttreatment levels

Pedretti, G et al. *Ital J Gastroenterol.* 1991;23:175-178.

43

XIFAXAN in HE: Conclusions

The primary treatment goal of HE is to reduce the production and absorption of NH3 and other bacteria-generated toxins

Rifaximin is as effective in controlling HE as lactulose, lactitol, and neomycin with faster response in blood NH3 and EEG

Safety and tolerability of XIFAXAN is excellent

No nephro- or oto-toxicity

Placebo like tolerability

Can safely be used in patients with liver disease

Extensively studied in the treatment of HE